Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

JANUARY 31, 2018

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended January 31, 2018 and October 31, 2017.

	12 Months Ended January 31, 2018 Actual	12 Months Ended October 31, 2017 Actual
Interest coverage on subordinated indebtedness	39.53 times	43.89 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending January 31, 2018 and October 31, 2017 the average monthly exchange rates were $1.2895 per US$1.00 and $1.3073 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended January 31, 2018 were $6,701.08 million, which is 39.53 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2017 were $6,799.21 million, which is 43.89 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the consolidated financial statements for the three months ended January 31, 2018.